

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2010

Mr. Gregory L. Werner
President and Chief Executive Officer
Werner Enterprises, Inc.
14507 Frontier Road
P.O. Box 45308
Omaha, NE 68145

> **Re:** **Werner Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2010**
> **File No. 000-14690**

Dear Mr. Werner:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Julie F. Rizzo
Attorney-Advisor